UNITED STATES
SECURITIES AND EXHCHANGE COMMISION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Event Requiring Report April 2, 2007

DYNAMIC GOLD CORP.

(Exact name of registrant as specified in this charter)

NEVADA

(State or other jurisdiction of incorporation or organization)

333-119823 (Commission File Number)	**Applied For** (IRS Employer Identification Number)

506 – 675 West Hastings Street, Vancouver, British Columbia V6B 1N2 Canada

(Address of principal executive offices)

(604) 488-0860

(Registrant's telephone number, including area code)

200 – 675 West Hastings Street, Vancouver, British Columbia V6B 1N2 Canada

(Former Address of principal executive offices)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 4.01 CHANGES IN REGISTRANTS CERTIFYING ACCOUNTANT

(a) On April 2, 2007, Dynamic Gold Corp. (the "Company") dismissed Amisano Hanson, Chartered Accountants ("Amisano Hanson"), as its registered independent public accountant.

During the fiscal years ended June 30, 2006 and 2005 and through the subsequent interim period up through the date of dismissal (April 2, 2007), there were no disagreements with Amisano Hanson on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Amisano Hanson, would have caused Amisano Hanson to make reference thereto in its report on the Company's financial statements for such years. Further, there were no reportable events as described in Item 304(a)(1)(iv)(B) of Regulation S-B occurring within the Company's two most recent fiscal years and the subsequent interim period up through the date of dismissal (April 2, 2007).

The audit report of Amisano Hanson for the Company's financial statements as of June 30, 2006 and 2005, contained a separate paragraph stating:

> "*The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the pre-exploration stage, has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern. Management plans in regard to their planned financing and other matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.*"

(b) On April 5, 2007 the Company appointed James Stafford Chartered Accountants ("James Stafford"), in Vancouver, British Columbia, Canada, as the registered independent public accountant for the fiscal year ended June 30, 2007. The decisions to appoint James Stafford and dismiss Amisano Hanson were approved by the Company's Board of Directors on April 5, 2007.

During the Company's two most recent fiscal years and the subsequent interim period up through the date of engagement of James Stafford (April 5, 2007), neither the Company nor anyone on its behalf consulted James Stafford regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company's financial statements. Further, James Stafford has not provided the Company with written or oral advice that was an important factor that the Company considered in reaching a decision as to any accounting, auditing or financial reporting issues.

The Company provided a copy of the foregoing disclosures to Amisano Hanson prior to the date of the filing of this report and requested that Amisano Hanson furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements in this Item 4.01. A copy of the letter furnished in response to that request is filed as Exhibit 16 to this Form 8-K.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

The following exhibit is included as part of this report:

Exhibit No. Exhibit Title

16   Letter from Amisano Hanson to the Securities and Exchange Commission dated April 14, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dynamic Gold Corp.   *Date*

By: /s/ Tim Coupland   April 30, 2007

Name: Tim Coupland

Title: Chief Executive Officer, Chief Financial Officer, and Principal Accounting Officer

EXHIBIT 16

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

AMISANO HANSON
CHARTERED ACCOUNTANTS

April 14, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sir or Madam:

We are the former independent auditors for Dynamic Gold Corp. (the "Company"). We have read the Company's current report on Form 8-K dated April 5, 2007 and are in agreement with the disclosure in Item 4.01, in so far as it pertains to our firm. We have no basis to agree or disagree with other statements of the Company contained therein.

Yours very truly,

"Amisano Hanson"

AMISANO HANSON

07/O/dynamicgold8KLET.DOC

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